AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

September 30, 2014

VIA EDGAR

Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

AP Gaming Holdco, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed April 17, 2014
File No. 000-55119

Dear Mr. Ingram:

AP Gaming Holdco, Inc. (“AP Gaming” or “the Company”) is submitting this letter in response to your letter, dated September 2, 2014 (“Comment Letter”).

Set forth below are the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) together with the responses of the Company to the comments. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

Form 10-K for the Year Ended December 31, 2013
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
General

●
We note your response to comments 1 and 2 of our letter dated July 18, 2014. ASC 840-20-35-3 states that property subject to an operating lease shall be depreciated following the lessor’s normal depreciation policy. ASC 360-10-35-3 further states that depreciation expense shall be determined based on the asset’s useful life. Your response indicates that you consider the lease term rather than the useful life of an asset in determining the period over which depreciation should be recognized. Please advise.

Response to Comment 1

In determining the period over which to depreciate our leased gaming machines, we base our estimate of the useful life of the underlying asset in accordance with ASC 360-10-35-3.  As part of our process of determining the useful life of our gaming machines, many factors are considered, including the degree of wear and tear on our machines, the aesthetic appeal of our machines to customers and the expected life of the underlying lease agreement.

As we noted in our response to comments 1 and 2 of our letter dated August 21, 2014, for gaming machines placed in Illinois, we concluded the estimated term of the underlying lease agreements in Illinois also represents our estimate of the useful life of the gaming machines in that jurisdiction; however, other factors were considered in reaching that conclusion, as noted above.  For our gaming machines placed outside Illinois, while we considered the estimated term of the underlying lease agreements, it did not represent our estimate of the useful life of our gaming machines in those markets based on our consideration of all relevant factors.

The expected life of our leased machines can differ based on several factors, including the location where the gaming machines are in service.  For example, although gaming machines placed in Illinois are similar in appearance to our gaming machines that we place at our casino customers outside of Illinois, the following factors impact how long a gaming machine will be useful:

1)
The amount of usage the gaming machine would be exposed to in each market. This is measured by coin-in, which reflects how often the machine is played and, as a result, reflects the amount of wear and tear on the gaming machine.  Based on our experience to date, we found the coin-in on our gaming machines outside Illinois was, on average, at least 2.5 times greater than our games in Illinois due to visitation patterns.  Casino customers (non-Illinois) experience visitation by their customers throughout the week, while bar and tavern customers (Illinois) experience most of their visitation from Thursday through Saturday;

2)
The useful life of our cabinet is impacted by its aesthetic appeal to our customers (casinos and bar and tavern owners) and their respective customers (the player).  For our casino customers, gaming is their number one priority for revenue generation; therefore, cabinet appearance is very important to them.  For our bar and tavern customers, gaming revenue is generally not their number one priority, but represents ancillary revenue; therefore, cabinet appearance is not as important.  As a result, gaming machines in bars and taverns are expected to have a longer life due to the less discriminating customer base, who do not demand the most recent and newest games available;

3)
We considered other gaming markets that have both casinos and bar and tavern customers as an indicator of a gaming machines’ useful life. Las Vegas is a perfect example of such a market.  While the Company does not lease gaming machines in Las Vegas, management’s experience in the industry has shown that the useful lives of gaming machines in bars and taverns exceed the useful lives of gaming machines on casino floors.

We considered all of these factors when we assessed the useful lives of our gaming machines.  In addition, for our games placed in Illinois, we acknowledge that this market is immature, as our games have been in operation there for less than two years; therefore, six years represents our best estimate at this point of the useful life of our Illinois-based gaming machines. As we learn more about the Illinois market and as our position in it matures, we will continue to gather data regarding the useful lives of our gaming machines in Illinois to determine if a change in estimated lives needs to occur.

Revenue Recognition, page F-8

●	We note your response to comment 3 of our letter dated July 18, 2014. As previously requested, please further clarify whether the licensing rights are for a specified period of time.

Response to Comment 2

The licensing rights to use the software associated with our gaming equipment apply for the period of time during which our gaming equipment is used by the customer.  For leased machines, this license period is generally equal to the leased term.  For gaming machines sold to customer, this license period is in perpetuity until which point the gaming machine is taken out of service.

Note 16. Share-Based Compensation, page 20

●
You determined that the vesting provisions for the options to purchase Class B shares and restricted stock for Class B shares are non-substantive for accounting purposes and therefore contain a performance condition. You determined that the performance condition is not probable and therefore no share-based compensation expense has been recognized until the performance condition is probable. Please expand your disclosures to better explain the vesting provisions separately for the options and restricted stock and provide us with a comprehensive analysis of your accounting of these options and restricted stock pursuant to ASC 718. Please address how you determined the vesting provisions are non-substantive and have performance conditions.

Response to Comment 3

Background

As described in our note 16 to our second quarter Form 10-Q, on April 28, 2014, the Company granted stock awards to eligible participants under the Company’s Long-Term Incentive Plan (LTIP).  The stock awards granted were as follows:

●	50,000 restricted Class B Shares that vest in five equal installments on each of the first five anniversaries after the grant date.

●	Fully vested stock options to purchase 30,000 Class B Shares of with an exercise price of $10 per share. The options expire on the second anniversary of the grant date.

●
Stock options to purchase 225,000 Class B Shares of with an exercise price of $10 per share. These stock options were designated as Tranche A options, Tranche B options, and Tranche C options, collectively “the Options”. The Options expire on the tenth anniversary of the grant date.

o
75,000 Tranche A options granted become exercisable in five equal installments on each of the first five anniversaries of the grant date, or immediately upon a change in control, subject to the optionee’s continued employment with the Company through these dates.

o
75,000 Tranche B options granted become exercisable upon the optionee’s continued employment with the Company or its subsidiaries through the first date that the Investor (as defined in the LTIP) achieves an internal rate of return (“Investor IRR”), as defined in the LTIP, equal to or in excess of 20%, subject to a minimum cash-on-cash return of 2.5 times the Investor investment (the “Tranche B Targets”) on or after the date of such an event. In the event of a change in control upon which the Tranche B Targets are achieved, all outstanding unvested Tranche B options will immediately vest.

o
75,000 Tranche C options granted become exercisable upon the optionee’s continued employment with the Company or its subsidiaries through the first date that the Investor achieves an Investor IRR equal to or in excess of 25%, subject to a minimum cash-on-cash return of 3.0 times the Investor investment (the “Tranche C Targets”) on or after the date of such an event. In the event of a change in control upon which the Tranche C Targets are achieved, all outstanding unvested Tranche C options will immediately vest.

The stock awards noted above are further subject to a performance vesting condition, a Qualified Public Offering, as defined in the Security Holders Agreement, dated April 28, 2014.  Upon the consummation of a Qualified Public Offering, this performance condition will be considered probable and the stock awards will vest in accordance with the underlying terms of the award, as described above.

The Company’s Class B Shares are subject to the Security Holders Agreement. Included in the Security Holders Agreement is a repurchase right, which provides for a call right that allows the Company to repurchase those shares held by Management Holders (as defined in the Security Holders Agreement) under certain scenarios outlined below prior to the consummation of a Qualified Public Offering (as defined in the Security

Holders Agreement) at the lesser of cost or fair market value or at fair value on the date of repurchase, depending on the nature of the termination:

●	Termination for Cause or Voluntary Termination without Good Reason
o	The Company has the right to repurchase all or any portion of Class B common stock held by such Management Holder,
o	The purchase price for such shares is the lesser of (i) original price paid for the share or (ii) Fair Market Value,
o	Repurchase right expires upon 10th anniversary of the grant date

●	Termination without Cause or Voluntary Termination with Good Reason
o	The Company has the right to repurchase all or any portion of Class B common stock held by such Management Holder,
o	Purchase price is Fair Market Value on the date of the repurchase,
o	Repurchase right expires upon 10th anniversary of the grant date

●	Timing of repurchase
o	The Company may exercise its right of repurchase up to 90 days after the termination of the Management Holder,
o	The Company may exercise its right of repurchase up to six months for Class B common stock acquired by a Management Holder after termination,
o	The closing of the repurchase is deferred until six months after the Management Holder has held the Class B common stock.

There is no “put” right that would force the Company to repurchase shares.

Conclusion

The vesting provisions included in the stock awards issued to eligible employees are not considered to be substantive for accounting purposes until such time that a performance condition is met in accordance with ASC 718-10-25-20 or a termination without cause or with good reason is probable.  As noted above, a Qualified Public Offering represents a substantive performance condition that must be met for the employee to benefit from the ownership of the shares.  This is due to the fact that, while an employee can obtain a Class B share through the exercise of a stock option or the lapsing of restrictions on restricted stock, the employee cannot sell the Class B shares and will not benefit from having owned the Class B shares until a Qualified Public Offering occurs or termination without cause or with good reason is considered probable.  As a result, the Company would not recognize compensation expense on awards until the performance condition or termination event is considered probable, which is when the benefit the employee derived from providing service and owning the shares is known.

The Company would account for these stock awards as follows:

●	Qualified Public Offering:
o	The Company would recognize compensation expense upon consummation of the Qualified Public Offering based on the vesting provisions included in the stock award agreements.

●	Termination for Cause or voluntary termination without good reason (prior to a Qualified Public Offering):
o	No compensation expense would be recognized and any payment made by an employee to exercise the award would be returned by reducing the accrual that was established on exercise.
o	For restricted stock awards issued to employees, these shares would be returned to the Company and no compensation expense would be recognized.

The repurchase right for termination for Cause or voluntary termination without good reason is at the lesser of cost or Fair Market Value; therefore, it is equivalent to a forfeiture provision which does not provide the employee any benefit from having owned the shares.  Effectively, the employee cannot leave voluntarily without good reason and retain any shares or vested awards.

●	Termination without Cause or voluntary termination for good reason (prior to a Qualified Public Offering):
o
Due to the repurchase feature being at Fair Market Value as of the date of the repurchase (not the date of the repurchase event), compensation expense would be recognized when termination is considered probable.  This repurchase feature would not result in the awards being accounted for as a liability at the time it is probable that the employee would be terminated without Cause or voluntary termination for good reason given that the repurchase feature is at Fair Market Value.  In addition, the terms of the repurchase allow for a six month extension on the repurchase of shares to ensure the Company does not purchase immature shares.  The Company would not exercise the repurchase feature if it resulted in repurchasing immature shares.

In future filings, the Company will expand the disclosure to better explain the vesting provisions separately for the options and restricted stock as follows:

Stock Options

During the three months ended June 30, 2014, the Company granted stock awards to eligible participants under the LTIP. The stock awards include options to purchase the Company’s Class B Shares. These stock options include a combination of service and market conditions, as further described below.  In addition, these stock options include a performance vesting condition, a Qualified Public Offering (see note 11), which is not considered to be probable of occurring as of June 30, 2014.  As a result, no share-based compensation expense was recognized in the three months ended June 30, 2014 and none will be recognized for these stock awards until the performance condition is considered to be probable.  When the performance condition is considered probable, the stock awards will vest in accordance with the underlying service and market conditions.

Restricted Stock

During the three months ended June 30, 2014, the Company granted restricted Class B Shares that vest in five equal installments on each of the first five anniversaries of the grant date. The fair value of the restricted stock granted on April 28, 2014, was $10 per share of restricted stock. This restricted stock includes a service condition and a performance vesting condition (a Qualified Public Offering), which is not considered to be probable of occurring as of June 30, 2014.  As a result, no share-based compensation expense was recognized in the three months ended June 30, 2014 and none will be recognized for restricted stock until the performance condition is considered to be probable.  When the performance condition is considered probable, the stock awards will vest in accordance with the underlying service condition.

Accounting Analysis

In determining the accounting for the stock award grants as noted above, we considered the provisions of ASC 718, Compensation – Stock Compensation.  The following outlines our accounting for the stock awards.

Qualified Public Offering

When a Qualified Public Offering, as defined in the Security Holders Agreement, is consummated, the performance condition will have been met and the stock awards will vest as described in the Background section above.  The Company will recognize compensation expense at that time.  Upon a Qualified Public Offering, the employee will bear the risks and rewards of ownership of the shares.  Compensation expense will be recognized upon consummation of the Qualified Public Offering and not when such an event is determined to be probable.  We believe that the guidance in ASC 805-20-55-51 is analogous to this situation.  It states, “The liability for the contractual termination benefits and the curtailment losses under employee benefit plans that will be triggered by the consummation of the business combination shall not be recognized when it is probable that the business combination will be consummated; rather it shall be recognized when the business combination is consummated.”

Termination for cause or voluntary termination without good reason

We believe that the scope of the guidance in ASC 718 on repurchase features excludes those repurchase features that essentially are forfeiture provisions in the form of an option that permits a company to reacquire shares for an amount equal to the lower of the original exercise price or fair value, in certain circumstances if the grantee terminates employment.  These repurchase rights function as a forfeiture provision, which would impact the vesting of the award.  We, therefore, have evaluated these repurchase rights as a forfeiture provision.

The employer call option essentially is a forfeiture provision that enables the employer to reacquire shares if the employee terminates employment within the original vesting period (i.e., the employee is not subject to the risk or rewards of stock ownership).  For accounting purposes, upon such time the option is exercised or the restrictions on the stock lapse, the employer call should be combined with the stock, resulting in a nonvested stock option.

This is consistent with ASC 718-10-55-31(a), which states, “The vesting period of the award. An option’s expected term must at least include the vesting period. Under some share option arrangements, an option holder may exercise an option prior to vesting (usually to obtain a specific tax treatment); however, such arrangements generally require that any shares received upon exercise be returned to the entity (with or without a return of the exercise price to the holder) if the vesting conditions are not satisfied. Such an exercise is not substantive for accounting purposes.”

We believe the above guidance is analogous to this situation given that, in this instance, the employee can exercise an option to purchase a Class B share; however, that share has not vested.  Therefore, the substance is similar to the early exercise of a stock award.  As determined above, this repurchase feature is equivalent to a forfeiture provision, which results in no compensation expense being recognized as the stock can be forfeited upon termination at the lower of cost or Fair Market Value.  This forfeiture provision does not provide the employee any benefit from having owned the shares.  Effectively the employee cannot leave voluntarily and retain any shares or vested awards.  No compensation expense would be recognized and any payment made by an employee to exercise the award would be returned by reducing the accrual that was established on exercise.  This essentially is a return of the exercise price since the shares never vested.

Termination without cause or voluntary termination for good reason

In accordance with ASC 718, if an event on which a repurchase right is contingent is within the control of the party that can exercise the repurchase feature, the call feature should be evaluated as if it were not contingent.  Termination without cause is within the control of the Company.  ASC 718-10-25-9(a) states that a “repurchase feature that can be exercised only on the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition [this condition deals with the employee being able to avoid the risks and rewards of stock ownership] until it becomes probable that the event will occur within the reasonable period of time.”  The repurchase of shares is contingent on termination, which is in control of the Company.  Given that termination without cause is not deemed probable, no compensation expense was recognized, and none would be recognized until termination without cause is considered probable.

Voluntary termination for good reason would not be within the Company’s control; however, since a voluntary termination for good reason is not considered to be probable, no related compensation expense is recorded, or will be recorded, until termination is determined to be probable.  “Good reason” is defined as removal of the employee from their current executive position, a change in reporting lines such that the employee no longer reports to the Board of Directors or a requirement that the employee be based anywhere other than within 35 miles of their current location, etc.

In addition, we considered whether the termination without cause or voluntary termination for good reason would result in liability accounting.  We considered ASC 718-10-25-9 and 10, which states the following:

A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met:

a.
The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.

b.
It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued. For this purpose, a period of six months or more is a reasonable period of time.

A puttable (or callable) share that does not meet either of those conditions shall be classified as equity.

This repurchase feature would not result in the awards being accounted for as a liability at the time it is probable that the employee would be terminated without Cause or voluntary termination for good reason given that the repurchase feature is at Fair Market Value.  The Company has 180 days after termination to deliver the repurchase notice; however, the Security

Holders Agreement includes a specific clause that states that Fair Market Value is calculated as of the date of the actual repurchase of the shares.  The repurchase, therefore, could not result in a price that is below Fair Market Value (as the Agreement specifically calls for the repurchase to be at Fair Market Value), which would mean the employee would bear the risks and rewards of ownership for a period of six months from the date the share is issued.  As a result, this repurchase feature would not result in the awards being accounted for as a liability at the time it is probable that the employee would be terminated without cause or voluntary termination for good reason.

If you have any questions concerning the foregoing, please contact either Curt Mayer of AP Gaming Holdco, Inc. at (702) 724-1107 or Monica K. Thurmond or Jill C. Falor of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055 or (212) 373-3672, respectively.

Very truly yours,

/s/ Curt Mayer
Curt Mayer
AP Gaming Holdco, Inc.

cc:	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP